SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For JUNE 2003

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 30 June 2003	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary

Exhibit Index

Exhibit No.	Exhibit Description
99.1	United Utilities plc, Performance Share plan, dated June 5, 2003.
99.2	United Utilities plc, Form 20-F filing announcement, dated June 10, 2003.
99.3	Schedule 11, Notification of Interests of Directors and Connected Persons for Simon George Batey, dated June 11, 2003.
99.4	Schedule 11, Notification of Interests of Directors and Connected Persons for Gordon Arthur Ivan Waters, dated June 16, 2003.
99.5	Schedule 11, Notification of Interests of Directors and Connected Persons for John Edward Roberts, dated June 17, 2003.
99.6	Schedule 11, Notification of Interests of Directors and Connected Persons for Gordon Arthur Ivan Waters, dated June 18, 2003.
99.7	United Utilities plc, Director’s Share Interests, dated June 18, 2003